KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

BY COURIER

04010064

Our Ref : KLK/SE

21 February 2004

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Kuala Lumpur Stock Exchange, Malaysia for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
11 Feb. 2004	Schedule For Release Of 1st Quarter Results
18 Feb. 2004	Thirty-First Annual General Meeting ("AGM") and Extraordinary General Meeting ("EGM") held on 18 February 2004
19 Feb. 2004	Listed Companies' Crop – January 2004
20 Feb. 2004	Sale of a Company's Car to Dato' Lee Soon Hian, A Past Executive Director of KLK ("Disposal")
	FINANCIAL RESULTS
18 Feb. 2004	1st Quarterly Report
	CHANGE IN BOARDROOM
18 Feb. 2004	Retirement of Director – Dato' Lee Soon Hian
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
6 Feb. 2004	Employees Provident Fund Board
9 Feb. 2004	Employees Provident Fund Board
11 Feb. 2004	Employees Provident Fund Board
14 Feb. 2004	Employees Provident Fund Board
19 Feb. 2004	Employees Provident Fund Board (2 sets)

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

PROCESSED
FEB 25 2004
THOMSON FINANCIAL

[J. C. Lim]
Company Secretary

dlw 2/25

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road
Central, Hong Kong
Attention : Ms Tintin Subagyo

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **11/02/2004 12:08:03 PM**
Reference No **KL-040211-60327**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 1st Quarter Results

* **Contents :-**

We wish to advise that the 1st Quarter Results (October to December 2003) of the KLK Group is scheduled for release on Wednesday, 18 February 2004 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **18/02/2004 03:05:08 PM**
Reference No **KL-040218-65DC4**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

THIRTY FIRST ANNUAL GENERAL MEETING ("AGM") AND EXTRAORDINARY GENERAL MEETING ("EGM") HELD ON 18TH FEBRUARY, 2004

* **Contents :-**

KLK wishes to advise that all the ordinary resolutions as set out in the Notice of Meeting and Notice of EGM both dated 6th January, 2004 were duly passed by the shareholders at the 31st AGM and EGM of KLK respectively held earlier today.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

/fsc

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **19/02/2004 02:08:36 PM**
Reference No **KL-040219-12149**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
January 2004

* **Contents :-**

We submit below the crop figures for the month of **January 2004** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2003		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	178,419	169,860	201,325
Rubber (kg)	2,244,610	2,049,155	2,495,455

	2004								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)	**159,578**								
Rubber (kg)	**2,694,035**								

/gcs

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 20/02/2004 05:01:52 PM
Reference No KL-040220-20E74

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

SALE OF A COMPANY'S CAR TO DATO' LEE SOON HIAN, A PAST EXECUTIVE DIRECTOR OF KLK ["DISPOSAL"]

* **Contents :-**

Pursuant to Paragraphs 10.08 and 10.07 of the Listing Requirements of Malaysia Securities Exchange Berhad ("MSEB"), Kuala Lumpur Kepong Berhad ("KLK") wishes to announce the following related party transaction:

Introduction

KLK will be disposing a Company's car to Dato' Lee Soon Hian, a past Executive Director who retired as Director at the recent Annual General Meeting held on 18 February 2004 and did not seek re-election.

Dato' Lee, a Malaysian resident in Ipoh, aged 46, was appointed to the Board of Directors of KLK in 1998.

Description of the Car

Details of the car to be disposed of are as follows:

Type of car	Mercedes Benz E280(A) W210
Car no.	AEB 2299
Date of purchase	5 July 2000

Cost of acquisition	RM427,047
Net book value	RM85,411

Rationale and Sale Consideration

The said Company's car was used by Dato' Lee during his tenure as an Executive Director of the Company. The sale of the car at book value to Dato' Lee was approved by the Board for his contribution to the Group's business. Arising from Dato' Lee's retirement from the Board, the said car is surplus to the Company's requirement.

Terms of Payment

The sale consideration will be for cash.

Effects on the Company

The Disposal will not have any effect on the share capital of the Company nor any material effect on the Net Tangible Assets and Earnings Per Share of the Group based on KLK's audited financial statements as at 30 September 2003.

Directors' and Substantial Shareholders' Interests

The Disposal is a related party transaction but is considered not material.

The following Directors and major shareholders of KLK are interested in the Disposal:

1. Dato' Lee Oi Hian and Dato' Lee Hau Hian who are Directors of KLK, are direct shareholders and deemed major shareholders of KLK and are brothers of Dato' Lee Soon Hian; and

2. By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are major shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in the Disposal.

The abovementioned interested Directors have abstained from all Board deliberations and approval of the Disposal.

Save as disclosed, none of the other KLK Directors or major shareholders of KLK have any interest, direct or indirect, in the Disposal.

Shareholders' Approval

The Disposal does not fall within the class of transactions which requires shareholders' approval at a General Meeting under the Listing Requirements of MSEB and/or any other authorities.

/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Financial Results

Submitted by **KUALA LUMPUR KEPONG** on **18/02/2004 05:10:44 PM**
Reference No **KL-040218-1CF62**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

* **Quarterly report for the financial period ended**	:	31/12/2003
* **Quarter**	:	● 1 Qtr ○ 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
* **Financial Year End**	:	30/09/2004
* **The figures**	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2003**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2003	31/12/2002	31/12/2003	31/12/2002
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

1	Revenue	992,634	877,857	992,634	877,857
2	Profit/(loss) before tax	170,256	167,372	170,256	167,372
3	Profit/(loss) after tax and minority interest	121,147	128,201	121,147	128,201
4	Net profit/(loss) for the period	121,147	128,201	121,147	128,201
5	Basic earnings/(loss) per share (sen)	17.06	18.06	17.06	18.06
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	5.4200	5.2100

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2003	31/12/2002	31/12/2003	31/12/2002
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	167,352	163,579	167,352	163,579
2	Gross interest income	4,591	3,265	4,591	3,265
3	Gross interest expense	1,953	1,387	1,953	1,387

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statement
For the first quarter ended 31 December 2003
(The figures have not been audited.)

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Revenue	992,634	877,857	992,634	877,857
Operating expenses	(830,986)	(719,909)	(830,986)	(719,909)
Other operating income	5,704	5,631	5,704	5,631
Operating profit	167,352	163,579	167,352	163,579
Finance cost	(1,953)	(1,387)	(1,953)	(1,387)
Share of results of associated companies	4,857	5,180	4,857	5,180
Profit before taxation	170,256	167,372	170,256	167,372
Tax expense	(41,962)	(35,406)	(41,962)	(35,406)
Profit after taxation	128,294	131,966	128,294	131,966
Minority interests	(7,147)	(3,765)	(7,147)	(3,765)
Net profit for the period	121,147	128,201	121,147	128,201
	Sen	Sen	Sen	Sen
Earnings per share - Basic	17.06	18.06	17.06	18.06
- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statement should be read in conjunction with the Annual Financial Report for the

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheet
As at 31 December 2003
(The figures have not been audited.)

	31 December 2003	30 September 2003
	RM'000	RM'000
Property, plant and equipment	2,282,198	2,273,656
Property development	54,652	54,652
Associated companies	517,927	497,020
Other investments	84,846	82,473
Deferred tax assets	6,258	9,490
Intangible assets	19,739	18,837
Goodwill on consolidation	60,369	60,369
	3,025,989	2,996,497
Current assets		
Inventories	477,684	478,133
Trade and other receivables	442,006	419,981
Property development	19,707	23,286
Cash and cash equivalents	704,159	606,545
	1,643,556	1,527,945
Current liabilities		
Trade and other payables	291,476	277,368
Taxation	46,630	38,197
Borrowings	97,884	139,098
Finance leases	250	260
	436,240	454,923
Net current assets	1,207,316	1,073,022
	4,233,305	4,069,519
Share capital	712,516	712,516
Reserves	3,226,276	3,076,762
	3,938,792	3,789,278
Less: Cost of treasury shares	(13,447)	(13,447)
Shareholders' equity	3,925,345	3,775,831
Minority interests	131,560	125,078
Long term and deferred liabilities		
Deferred tax liabilities	142,588	135,876
Provision for retirement benefits	13,384	13,429
Finance leases	351	367
Borrowings	20,077	18,938
	176,400	168,610
	4,233,305	4,069,519
Net tangible assets per share (RM)	5.42	5.21

The Condensed Consolidated Balance Sheet should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statement of Changes in Equity
For the first quarter ended 31 December 2003
(The figures have not been audited.)

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
ber 2003	712,516	1,158,255	49,745	11,735	97,626	14,337	1,745,064	(13,447)	3,775,831
/gain not recognised									
icome statement	-	(7)	-	-	28,374	-	-	-	28,367
: for the year	-	-	-	-	-	-	121,147	-	121,147
from revenue reserve to capital reserve	-	2,154	-	-	-	-	(2,154)	-	-
cember 2003	712,516	1,160,402	49,745	11,735	126,000	14,337	1,864,057	(13,447)	3,925,345
ber 2002	712,516	1,155,919	53,345	10,385	43,604	14,337	1,515,329	(13,447)	3,491,988
adopting MASB 25	-	-	(3,600)	-	-	-	(42,481)	-	(46,081)
ed	712,516	1,155,919	49,745	10,385	43,604	14,337	1,472,848	(13,447)	3,445,907
not recognised									
icome statement	-	1	-	-	13,463	-	-	-	13,464
: for the year	-	-	-	-	-	-	128,201	-	128,201
from revenue reserve to capital reserve	-	1,152	-	-	-	-	(1,152)	-	-
cember 2002	712,516	1,157,072	49,745	10,385	57,067	14,337	1,599,897	(13,447)	3,587,572

nsed Consolidated Statement of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2003.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statement
For the first quarter ended 31 December 2003
(The figures have not been audited.)

	3 months ended 31 December	
	2003	2002
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	170,256	167,372
Adjustment for non-cash flow :-		
Non-cash items	19,507	12,659
Non-operating items	(2,948)	(2,316)
Operating profit before working capital changes	186,815	177,715
Working capital changes :-		
Net change in current assets	795	(14,131)
Net change in current liabilities	14,108	12,652
Cash generated from operations	201,718	176,236
Interest paid	(1,953)	(1,387)
Tax paid	(25,094)	(12,982)
Retirement benefits paid	(1,214)	(386)
Net cash generated from operating activities	173,457	161,481
Cash Flow from Investing Activities		
Equity investments	12,176	(4,126)
Other investments	(37,716)	(38,913)
Net cash used in investing activities	(25,540)	(43,039)
Cash Flow from Financing Activities		
Bank borrowings	(39,855)	(26,021)
Dividends paid to minority shareholders	(787)	-
Net cash used in financing activities	(40,642)	(26,021)
Net increase in cash and cash equivalents	107,275	92,421
Cash and cash equivalents at 1 October	581,962	383,536
	689,237	475,957
Foreign exchange difference on opening balance	(3,787)	(1,395)
Cash and cash equivalents at 31 December	685,450	474,562

The Condensed Consolidated Cash Flow Statement should be read in conjunction with the Annual Financial Report

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Report

A Explanatory Notes as required by MASB 26

A1. Accounting Policies
The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board Standard 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2003.

A2. Audit Report
The audit report for the financial year ended 30 September 2003 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date.

A7. Dividends Paid
There was no dividend paid during the financial quarter ended 31 December 2003 (31 December 2002 : Nil).

A8. Segment Information
Segment information is presented in respect of the Group's business segment.
Inter-segment pricing is determined based on current market prices.

	3 months ended 31 December			
	Revenue		Profit/(Loss) before tax	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Plantation	369,923	337,690	82,704	95,620
Manufacturing	337,949	284,028	25,483	22,660
Retailing	274,579	255,137	48,421	38,390
Property development	12,678	7,952	3,301	1,295
Investment holding	24,364	3,756	4,900	3,703
Others	9,088	4,718	3,745	712
	1,028,581	893,281	168,554	162,380
Inter-segment elimination	(35,947)	(15,424)	-	-
	992,634	877,857	168,554	162,380
Corporate			(1,202)	1,199
			167,352	163,579
Finance cost			(1,953)	(1,387)
Share of results of associated companies			4,857	5,180
			170,256	167,372

A9. Valuations of Property, Plant and Equipment
The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date
In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group
Crabtree & Evelyn Industrie S.A., an inactive wholly-owned subsidiary incorporated in France, has been placed under members' voluntary liquidation in accordance with French Corporate Law.

There are no losses or material financial effects on the Group's net tangible assets and earning per share arising from the liquidation.

A12. Changes in Contingent Liabilities and Contingent Assets
There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes as required by the MSEB Revised Listing Requirements

B1. Review of Performance
The Group's 1st quarter's pre-tax profit improved slightly to RM170.3 million in comparison to the results of the same quarter of the previous year. The lower profit from the plantation sector was due to losses in a refinery and spillover of a substantial shipment of palm oil to January 2004 as a result of the delays in the arrival of the respective vessels. However, the other business sectors within the Group registered improved earnings resulting in the overall increase in this quarter's profit.

B2. Variation of Results to Preceding Quarter

For the current quarter under review, the Group posted a 8.0% increase in pre-tax profit to RM170.3 million in comparison to that of the preceding quarter due to improved earnings from retailing as a result of seasonal sales and higher plantation profit arising from favourable commodity prices.

B3 Current Year Prospects

The Directors are of the opinion that the Group's current financial year's profit will be higher than that of the previous year in view of expected higher FFB production and the current favourable commodity prices. Earnings contributions from the non-plantation sectors are expected to sustain at preceding year's level.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Malaysian taxation	19,625	18,017	19,625	18,017
Overseas taxation	10,137	5,324	10,137	5,324
Transfer to deferred taxation	9,734	10,489	9,734	10,489
	39,496	33,830	39,496	33,830
Under provision in respect of previous years	1,434	9	1,434	9
	40,930	33,839	40,930	33,839
Share of associated companies' taxation	1,032	1,567	1,032	1,567
	41,962	35,406	41,962	35,406

The effective tax rate for the current quarter and financial year to-date are lower than the statutory tax rate due principally to the tax exempt income and availability of tax incentives.

B6. Sale of Unquoted Investments and Properties

(a) There was no sale of unquoted investments during the financial quarter ended 31 December 2003 (31 December 2002 : Nil).

(b) Sale of properties

	Individual Quarter 3 months ended 31 December		Cumulative Quarter 3 months ended 31 December	
	2003 RM'000	2002 RM'000	2003 RM'000	2002 RM'000
Surplus arising from government acquisitions of land	-	3,044	-	3,044
Surplus on sale of property	-	542	-	542

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	Individual Quarter		Cumulative Quarter	
	3 months ended 31 December		3 months ended 31 December	
	2003	2002	2003	2002
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	9,992	14,747	9,992	14,747
Sales proceeds of quoted securities	10,162	-	10,162	-
Surplus on sales of quoted securities	2,154	-	2,154	-

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	31 December 2003	30 September 2003
	RM'000	RM'000
At cost		
Associated companies	156,322	156,322
Other investments	83,920	81,802
	240,242	238,124
At carrying value less allowance		
Associated companies	435,394	419,552
Other investments	79,878	77,759
	515,272	497,311
At market value		
Associated companies	546,263	581,260
Other investments	101,079	92,091
	647,342	673,351

B8. Status of Corporate Proposals Announced

KL-Kepong Property Development Sdn Bhd, a wholly-owned subsidiary of the Company, had on 29 May 2003 entered into a conditional sale and purchase agreement ("SPA") with The Bukit Darah Company Limited for the proposed acquisition of Bukit Darah Estate, a freehold agricultural estate of 995.5 acres, for a total cash consideration of RM136,468,750.

The SPA is now unconditional as all the approvals from the relevant bodies have been obtained.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	31 December 2003 RM'000	31 December 2003 Amount in Foreign Currency '000	30 September 2003 RM'000	30 September 2003 Amount in Foreign Currency '000
(a) Repayable within 12 months :-				
(i) Term Loans				
- Secured	35,284	GBP5,232	48,940	GBP7,732
	1,526	CAD520	1,456	CAD517
	7,350	HKD15,038	6,684	HKD13,615
	-		5,152	AUD2,000
	-		24,743	USD6,500
	44,160		86,975	
- Unsecured	32,465	Rmb70,730	27,540	Rmb60,000
	76,625		114,515	
(ii) Bank Overdraft				
- Secured	4,572	USD1,205	5,216	USD1,370
	11,889	GBP1,763	4,120	GBP651
	-		11,134	CAD3,962
	-		886	HKD1,806
	16,461		21,356	
- Unsecured	2,248		-	
	-		3,227	GBP510
	18,709		24,583	
(iii) Export Credit Refinancing Loan				
- Unsecured	2,550		-	
Total	97,884		139,098	
(b) Repayable after 12 months :-				
Term Loans				
- Secured	1,503	CAD512	1,374	CAD490
	17,265	GBP2,560	16,203	GBP2,560
	1,309	HKD2,678	1,361	HKD2,759
	20,077		18,938	

B10. Financial Instruments with Off Balance Sheet Risk

The forward exchange contracts entered into by the Group as at 12 February 2004 (being a date not earlier than 7 days from the date of this report) were as follows :-

		Currency	Contract Amount in million	Equivalent Amount in RM million	Mature within One Year in RM million	Mature in the Second to Fifth Year in RM million
(a)	Sale contracts	GBP	5.5	36.8	36.8	-
		AUD	0.5	1.5	1.5	-
		NZD	2.1	5.2	5.2	-
		EURO	1.1	5.4	4.8	0.6
		USD	115.3	439.9	380.9	59.0
(b)	Purchase contracts	USD	3.7	14.0	13.2	0.8
		GBP	4.1	23.3	18.7	4.6
		CHF	0.5	1.5	1.5	-

The contracts were entered into by the Group as hedges for committed sales and purchases denominated in foreign currencies. The hedging of the foreign currencies is to minimise the exposure of the Group to fluctuations in foreign exchange on receipts and payments.

The transactions in foreign currencies which are hedged by forward foreign exchange contracts are recorded in the books at the contracted rates. Any gains or losses arising from forward contracts are recognised in the Income Statement upon maturity.

There is minimal credit risk for the forward foreign exchange contracts because these contracts are entered into with licensed financial institutions.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividend

(a) The Directors do not recommend the payment of dividend for the first quarter ended 31 December 2003 (31 December 2002 : Nil).

(b) The total dividend for the current financial year is Nil (2003 : Nil) less 28% Malaysian income tax.

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		Individual Quarter		Cumulative Quarter	
		3 months ended 31 December		3 months ended 31 December	
		2003	2002	2003	2002
(a)	Net profit for the period (RM'000)	121,147	128,201	121,147	128,201
(b)	Weighted average number of shares	709,977,128	709,977,128	709,977,128	709,977,128
(c)	Earnings per share (sen)	17.06	18.06	17.06	18.06

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

18 February 2004

Form Version 2.0

Change in Boardroom

Submitted by KUALA LUMPUR KEPONG on 18/02/2004 06:20:46 PM
Reference No KL-040218-63618

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Kuala Lumpur Kepong Berhad
* Stock name	:	KLK
* Stock code	:	2445
* Contact person	:	J. C. Lim
* Designation	:	Company Secretary

* Date of change	:	18/02/2004
* Type of change	:	Retirement
* Designation	:	Director
* Directorate	:	● Executive ○ Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Dato' Lee Soon Hian
* Age	:	46
* Nationality	:	Malaysian
* Qualifications	:	-
* Working experience and occupation	:	Wide experience in manufacturing and property development
* Directorship of public companies (if any)	:	Batu Kawan Berhad and See Sen Chemical Berhad
* Family relationship with any director and/or major shareholder of the listed issuer	:	Brother of Dato' Lee Oi Hian and Dato' Lee Hau Hian who are also Directors of KLK and is deemed a connected party to Batu Kawan Berhad, a substantial shareholder of KLK.
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	Dato' Lee Soon Hian's direct and indirect shareholdings in the KLK are 800,000 shares and 329,997,600 shares respectively. By virtue of his deemed interest in the shares of KLK, Dato' Lee Soon Hian is deemed to have an interest in the shares of the subsidiaries of KLK to the extent KLK's interest in the respective subsidiaries.
* Compliance with Paragraph 15.02 of the Listing Requirements	:	● Yes ○ No

Remarks :

In accordance with KLK's Articles of Association, Dato' Lee Soon Hian retired by rotation from the Board at the Annual General Meeting held today, but did not seek re-election. He, therefore, ceased to be a director. He has been retained as a Consultant for the Crabtree & Evelyn group.

/cln

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **06/02/2004 02:17:11 PM**
Reference No **KL-040206-228DD**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **26/01/2004**	* **134,300**	
Disposed	**27/01/2004**	**90,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,214,600**
Direct (%)	:	**5.52**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change**	:	**39,214,600**
* Date of notice	:	**27/01/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/02/2004 12:25:00 PM**
Reference No **KL-040209-7CCBA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **28/01/2004**	* **32,500**	
Disposed	**28/01/2004**	**150,000**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market and Sales of equity**
* Nature of interest	:	**Direct**
Direct (units)	:	**39,097,100**
Direct (%)	:	**5.51**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change**	:	**39,097,100**
* Date of notice	:	**29/01/2004**
Remarks **fsc**	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 11/02/2004 08:42:04 AM
Reference No KL-040211-37B1D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* 30/01/2004	* 200,000	
Acquired	04/02/2004	200,000	
Disposed	04/02/2004	68,800	
Disposed	30/01/2004	1,028,000	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market, Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**38,400,300**
Direct (%)	:	**5.41**
Indirect/deemed interest (units)	:	

	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: 38,400,300
*	Date of notice	: 04/02/2004
	Remarks	:

fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **14/02/2004 11:40:11 AM**
Reference No **KL-040214-3CD2A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

	Type of transaction		Date of change		No of securities	Price transacted (RM)
*	**Acquired**	*	**05/02/2004**	*	**118,000**	
	Acquired		**06/02/2004**		**72,400**	

* Circumstances by reason of which change has occurred	:	**Purchase of shares on open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**38,590,700**
Direct (%)	:	**5.44**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change** : **38,590,700**

* Date of notice : **06/02/2004**

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/02/2004 02:08:35 PM**
Reference No **KL-040219-11743**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP,** **Jalan Raja Laut,** **50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **11/02/2004**	* **78,100**	
Acquired	**12/02/2004**	**150,000**	
Disposed	**12/02/2004**	**146,600**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market and Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **38,773,700**
	Direct (%)	: **5.46**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

*	**Total no of securities after change**	: **38,773,700**
*	Date of notice	: **12/02/2004**
	Remarks **fsc**	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/02/2004 02:08:33 PM**
Reference No **KL-040219-11742**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder **as above**	:

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **10/02/2004**	* **101,500**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares on open market**
*	Nature of interest	: **Direct**
	Direct (units)	: **38,692,200**
	Direct (%)	: **5.45**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:

* **Total no of securities after change** : 38,692,200

* Date of notice : **10/02/2004** [16]

Remarks :
fsc